UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.

Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 and 3.	Summary Term Sheet; Identity and Background of the Filing Person

Items 1 and 3 of the Schedule TO are hereby amended as follows:

References to the addresses for the principal executive offices of Danaher and Purchaser and for the business addresses of their respective directors and officers as being at 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006-1813 in Section 9—“Certain Information Concerning Purchaser and Danaher” of the Offer to Purchase and in Schedule I to the Offer to Purchase are hereby replaced with the new address of 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“On March 9, 2011, Danaher and Beckman Coulter announced that they had received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to Danaher’s tender offer to acquire the outstanding Shares. Accordingly, the portion of the Antitrust Condition relating to the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase, including receipt of other regulatory approvals. The transaction is anticipated to close in the second quarter of 2011. The press release announcing the early termination of the HSR waiting period is attached hereto as Exhibit (a)(5)(D).”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(5)(D)        Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 9, 2011

Djanet Acquisition Corp.

By:	/s/ Daniel A. Raskas
	Name:	Daniel A. Raskas
	Title:	Vice President

Danaher Corporation

By:	/s/ Daniel A. Raskas
	Name:	Daniel A. Raskas
	Title:	Senior Vice President – Corporate Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 15, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated February 15, 2011.*

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*

(a)(5)(B)	Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*

(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.**

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.